October 25, 2005

Office of Records
Securities an Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dreyfus New York Tax Exempt Bond Fund, Inc.
        File No. 811-3726

Gentlemen:

Transmitted for filing is Form N-Q for the above-referenced Registrant for the quarter ending August 31, 2005.

Please direct any questions or comments to the attention of the undersigned at 212.922.6850.

Very truly yours,

/s/ Gina Casso
Gina Casso
Paralegal

GC/
Enclosures